Exhibit 3.1

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

INNOPHOS HOLDINGS, INC.

FIRST:    The name of the corporation is Innophos Holdings, Inc. (the “Corporation”).

SECOND:    The address of the registered office of the Corporation in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808. The name of the Corporation’s registered agent at such address is Corporation Service Company.

THIRD:    The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended.

FOURTH:    The total number of shares of all classes of stock which the Corporation shall have authority to issue is one thousand (1,000), consisting of 1,000 shares of Common Stock, having a par value of $0.01 per share.

FIFTH:    The Corporation is to have perpetual existence.

SIXTH:    The directors in their discretion may submit any contract or other transaction or act for approval or ratification by the stockholders by written consent or at any meeting of the stockholders, and any contract or other transaction or act that shall be approved or be ratified by the written consent of the holders of a majority of the outstanding stock of the Corporation entitled to vote with respect to such approval or ratification or by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be valid and as binding upon the Corporation and upon all of the stockholders of the Corporation, as though it had been approved or ratified by every stockholder of the Corporation.

SEVENTH:    No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article EIGHTH shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended.

EIGHTH:    The Corporation shall, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

NINTH:    The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.